EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$449	$417	$1,308	$1,254
Fixed charges excluding preferred stock dividends	64	70	199	234
Income for computation excluding interest on deposits	513	487	1,507	1,488
Interest expense excluding interest on deposits	50	56	157	193
One-third of rent expense	14	14	42	41
Preferred stock dividends	20	8	36	24
Fixed charges including preferred stock dividends	84	78	235	258
Ratio of earnings to fixed charges, excluding interest on deposits	6.12x	6.24x	6.42x	5.77x
Including Interest on Deposits
Income from continuing operations before income taxes	$449	$417	$1,308	$1,254
Fixed charges excluding preferred stock dividends	90	101	277	340
Income for computation including interest on deposits	539	518	1,585	1,594
Interest expense including interest on deposits	76	87	235	299
One-third of rent expense	14	14	42	41
Preferred stock dividends	20	8	36	24
Fixed charges including preferred stock dividends	110	109	313	364
Ratio of earnings to fixed charges, including interest on deposits	4.89x	4.78x	5.06x	4.38x